Mycroft AI, Inc.
2021 Form C-AR

Name and Legal status of the organization (pp 227.201 (a))

Mycroft AI, Inc.
A Delaware Corporation
300 E. 39th
Kansas City, MO 64111
https://mycroft.ai

Names of the directors and officers (§ 227.201 (b))

Michael Lewis
   - Mycroft AI, Inc. CEO, March 2020 - present.
   - Mycroft AI, Inc. Secretary, April 3, 2020 - present
   - Mycroft AI, Inc. Board Member, April 2020 - present
   - Anspar Foundation, Director, 2008 - present.
       - This is a 501(c)(3) private foundation, with a
         three-person Board of Directors. The foundation from
         the proceeds of the sale of Cryptic Studios, primarily
         to study openness and transparency.
   - Sunday Assembly Los Angeles, Board Member, 2013-present.
       - Founding member of this 501(c)(3) chapter of the
         worldwide Sunday Assembly - dedicated to building open
         and accepting local communities for people of all
         faiths or none. Its motto is "Live Better. Help Often.
         Wonder More."
   - Secular Coalition for America, Board Member, 2014-2018.
       - Former Board member of this 501(c)(4) advocacy
         organization. It advocates in Washington DC on behalf
         of separation of church and state issues and the
         rights of the non-religious.

- HHT Foundation International (dba Cure HHT), Board Member, 2011-2018.
    - Former Board member of this 501(c)(3) organization dedicated to finding a cure for, and the treatment of, the rare disease hereditary hemorrhagic telangiectasia. It certifies Centers of Excellence around the country, and world, that maintain a high degree of knowledge regarding the treatment of this disease, sponsors medical research and provides direct assistance to patients and their families.

Joshua Montgomery (founder)
- Mycroft AI, Inc. President, March 2020 - present
- Mycroft AI, Inc. CEO, Jan 2016 - March 2020.
- Mycroft Ai, Inc. Board Member, Jan 2016 - present
- United States Air Force, Major 291st Hilo, HI Jan 2020 - Aug 2021
- United States Air Force, Captain 177th Wichita, KS Apr 2009 - Jan 2020
- Wicked Broadband President and co-founder. Jan 2006 - present
    - Internet Service Provider.
- Guard Well Farms, Co-owner Jan 2019 - present
    - Coffee farm.

Kris Adair
- Mycroft AI, Inc. CFO. Jan 2016 - present.
- Mycroft AI, Inc. Treasurer. April 2020 - present
- Wicked Broadband, Co-founder & Secretary Jan 2006 - present
- Lawrence Center for Entrepreneurship, Executive Director Jan 2014 - July 2017
- Guard Well Farms, Co-owner Jan 2019 - present

Rob Ness
- Mycroft AI, Inc. Board Member, April 2020 - present.
- Asymmetry Ventures. General Partner, 2018 - present.
    - A venture capital fund.
- US Army. Civil Affairs Branch; Engineer Branch, 2003 - present
- Capgemini. Manager, 2016 - 2018.

- Capgemini is a global leader in partnering with companies to transform and manage their business by harnessing the power of technology.

Owners of more than 20% of the voting securities (§ 227.201 (c))

As of December 31, 2021, Joshua Montgomery and Kristie Adair, through JTWROS, controlled 35.3% of voting securities through their ownership of Voting Common Stock.

As of December 31, 2021, The Heartwood Continuum Living Trust Dated May 3, 2018, a Living Trust with Trustees Michael Craig Lewis and Amy Kathleen Boyle, controlled 35.3% of voting securities through its ownership of Voting Common Stock and Series Seed Preferred Stock.

Description of business (§ 227.201 (d))

Mycroft AI provides an open alternative to Apple's Siri and Amazon Alexa. Voice is poised to be the next shift in human-machine interaction and Mycroft is positioned to be the voice platform of choice globally. Incumbent competitors like Apple, Google, and Amazon seem indestructible but historically, open alternatives become industry standards over closed ecosystems. This can be seen in embedded computing and servers (Linux), relational databases (MySQL), web content management (WordPress) and mobile operating systems (Android). Being the open alternative, Mycroft is available to both individual innovators who need a platform on which to build, and large enterprises that care about data privacy and vendor lock.

Current Employees (§ 227.201 (e))

As of Dec 31, 2021, there were 11 employees.

Material risk factors (§ 227.201 (f))

Lack of income: Mycroft AI was formed on Feb 1, 2016. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely

fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Mycroft AI has incurred a net loss and has had limited revenues generated since inception. While pre-order revenue for its Mark II consumer ready device started December, 2021, there is no assurance that we will be profitable in the next three years or generate sufficient revenues to pay dividends to the holders of the shares.

Ongoing patent litigation: Mycroft is embroiled in four lawsuits involving a non-practicing entity and their legal counsel stemming from allegations of patent infringement by Mycroft. Case 1: Mycroft is the defendant in a patent-infringement lawsuit filed by a patent abuser in Texas. This case is currently stayed pending the outcome of two Inter Partes Review challenges filed with the Patent Trial Appeal Board. The company is confident that its patent challenges will succeed. The company decided to challenge the patents, despite costs likely superseding the payment of demanded 'license fees', to protect Mycroft's reputation and the open-source software development community as a whole, and to prevent any future patent assertion abuses. Case 2: Mycroft is the petitioner in one of the two referenced Inter Partes Review filings that is seeking to invalidate the patent abuser's intellectual property. Case 3: Mycroft is the plaintiff in a "Patent Troll Prevention Act" bad faith lawsuit filed against the patent abuser. This case is currently stayed pending the outcome of Case 2. Case 4: Mycroft was sued by the law firm representing the entity referenced in Cases 1-3, where it is alleged that Mycroft and/or two of its principals engaged in or incited various harassment and cyberattacks against the firm. Mycroft and its principals strongly deny engaging in or contributing to any such activity, believe the lawsuit is without merit, and will defend themselves to the fullest extent of the law.

Competitors are the dominant tech companies in the world: Mycroft will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better

financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Fundraising: Mycroft faces fundraising barriers due to its complex Capitalization Table, ongoing litigation, and supply chain issues leading to production and distribution delays, all of which combine to depress the company's appeal to outside investors.

Capital structure and ownership (§ 227.201 (m))

(1) Capitalization Table

Stock Agreement Name: Voting Common Stock
Shares Authorized: 12184784
Shares Issued/Purchased: 7209242
Warrants: 418851
Options Outstanding & Exercised: 0
Options Available: 0
Voting?: Yes
Liquidity Preference: None

Stock Agreement Name: Non-Voting Common Stock
Shares Authorized: 30000000
Shares Issued/Purchased: 6681233
Warrants: 0
Options Outstanding & Exercised: 4028897
Options Available: 3000000
Voting?: No
Liquidity Preference: None

Stock Agreement Name: Series Seed Preferred Stock
Shares Authorized: 3184784
Shares Issued/Purchased: 2079528
Warrants: 0
Options Outstanding & Exercised: 0
Options Available: 0
Voting?: Yes
Liquidity Preference: $1.56

Stock Agreement Name: Series Seed 2 Preferred Stock Purchase
Agreement
Shares Authorized/Offered: 15000000
Shares Issued/Purchased: 893063
Warrants: 0
Options Outstanding & Exercised: 0
Options Available: 0
Voting?: No
Liquidity Preference: $1.70

Stock Agreement Name: Series Seed 2A Preferred*

Shares Authorized: 1700000

Shares Issued: 1437304

Warrants: 0

Options Outstanding & Exercised: 0

Voting?: No

Liquidity Preference: $0.1004

* A Feb 14 2017 KISS-A issued by the company to 500 Startups IV, L.P. converted into Series Seed 2A "shadow" stock equal to 6% of the fully-diluted capital stock of the company, calculated as of the time the company received gross proceeds exceeding $1 million from subsequent financing.

(2) Aside from voting rights, the principal shareholders have no material rights that would affect the purchasers of any class of stock in the normal course of business.

(3) Owners of more than 20% of voting stock: (a) The Heartwood Continuum Living Trust Dated May 3, 2018 owns 35.3%; and (b) Joshua Montgomery and Kristie Adair, JTWROS, owns 35.3%.

(4) Valuation. The preferred and voting stocks are valued based on the last arms-length transaction. The Non-Voting Common Stock is valued per a 409(A) evaluation effective Jan 1, 2021. It is the company's intention to continue to value stocks in this way, until such time as the Board of Directors deems otherwise.

(5) Risks based on company actions: The sale of the company for less than $4,912,325.32 would result in a return of $0 to holders of stock other than Series Seed Preferred, Series Seed 2 Non-Voting Preferred, and Series Seed 2A Non-Voting Preferred. The sale of the company for less than $36,000,000 may result in some shareholders not receiving more than their initial investment, based on the total outstanding number of shares and depending on the price at which those shares were purchased.

(6) Transfer restrictions. Each Series Seed Preferred Stock certificate contains the following language:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AND HAVE BEEN ACQUIRED FOR INVESTMENT AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. NO SUCH TRANSFER MAY BE EFFECTED WITHOUT AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL IN A FORM SATISFACTORY TO THE COMPANY THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE SECURITIES ACT OF 1933.

THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF AN AGREEMENT BETWEEN THE COMPANY AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE COMPANY.

THE SHARES REPRESENTED HEREBY ARE SUBJECT TO A VOTING AGREEMENT, AS MAY BE AMENDED FROM TIME TO TIME, (A COPY OF WHICH MAY BE OBTAINED UPON WRITTEN REQUEST FROM THE COMPANY), AND BY ACCEPTING ANY INTEREST IN SUCH SHARES THE PERSON ACCEPTING SUCH INTEREST SHALL BE DEEMED TO AGREE TO AND SHALL BECOME BOUND BY ALL THE PROVISIONS OF THAT VOTING AGREEMENT, INCLUDING CERTAIN RESTRICTIONS ON TRANSFER AND OWNERSHIP SET FORTH THEREIN.

THE CORPORATION IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK. UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION, THE CORPORATION WILL FURNISH WITHOUT CHARGE TO THE HOLDER OF THIS CERTIFICATE, A STATEMENT OF THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF THAT THE CORPORATION IS AUTHORIZED TO ISSUE AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS.

Each Non-Voting Common Stock Certificate bears the following language:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT PURPOSES AND NOT WITH A VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION THEREOF. SAID SHARES MAY NOT BE SOLD OR TRANSFERRED UNLESS (A) THEY HAVE BEEN REGISTERED UNDER SAID ACT, OR (B) THE CORPORATION IS PRESENTED A WRITTEN OPINION SATISFACTORY TO COUNSEL FOR THE

CORPORATION OR A 'NO-ACTION' INTERPRETIVE LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE CIRCUMSTANCES OF SUCH SALE OR TRANSFER.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE CORPORATION.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER IN FAVOR OF THE CORPORATION OR ITS ASSIGNEE SET FORTH IN A RESTRICTED STOCK AGREEMENT BETWEEN THE COMPANY AND THE REGISTERED HOLDER, OR SUCH HOLDER'S PREDECESSOR IN INTEREST, A COPY OF WHICH IS ON FILE AT THE PRINCIPAL OFFICE OF THIS CORPORATION.

THE SALE, TRANSFER OR ENCUMBRANCE OF THIS CERTIFICATE IS SUBJECT TO AN AGREEMENT AMONG THE CORPORATION AND ITS SHAREHOLDERS. A COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE CORPORATION. THE AGREEMENT PROVIDES, AMONG OTHER THINGS, FOR CERTAIN RESTRICTIONS ON TRANSFER AND REPURCHASE OPTIONS AND OBLIGATIONS TO SELL THE SHARES OF STOCK EVIDENCED BY THIS CERTIFICATE FOR A DESIGNATED PURCHASE PRICE UPON CERTAIN EVENTS. BY ACCEPTING THE SHARES OF STOCK EVIDENCED BY THIS CERTIFICATE THE HOLDER AGREES TO BE BOUND BY SUCH AGREEMENT.

THE CORPORATION IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF STOCK. UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION, THE CORPORATION WILL FURNISH WITHOUT CHARGE TO THE HOLDER OF THIS CERTIFICATE, A STATEMENT OF THE POWERS, DESIGNATIONS, PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, OR OTHER SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF THAT THE CORPORATION IS AUTHORIZED TO ISSUE AND THE QUALIFICATIONS, LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS.

Each Voting Common Stock certificate bears the following language:

THE SHARES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND HAVE BEEN ACQUIRED BY THE HOLDER FOR INVESTMENT PURPOSES AND NOT WITH A

VIEW TO, OR IN CONNECTION WITH, THE SALE OR DISTRIBUTION
THEREOF. SAID SHARES MAY NOT BE SOLD OR TRANSFERRED UNLESS (A)
THEY HAVE BEEN REGISTERED UNDER SAID ACT, OR (B) THE CORPORATION
IS PRESENTED A WRITTEN OPINION SATISFACTORY TO COUNSEL FOR THE
CORPORATION OR A 'NO-ACTION' INTERPRETIVE LETTER FROM THE
SECURITIES AND EXCHANGE COMMISSION TO THE EFFECT THAT SUCH
REGISTRATION IS NOT REQUIRED UNDER THE CIRCUMSTANCES OF SUCH
SALE OR TRANSFER.

THE SHARES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A
TRANSFER RESTRICTION, AS PROVIDED IN THE BYLAWS OF THE
CORPORATION.

THE SALE, TRANSFER OR ENCUMBRANCE OF THIS CERTIFICATE IS SUBJECT
TO AN AGREEMENT AMONG THE CORPORATION AND ITS SHAREHOLDERS. A
COPY OF SUCH AGREEMENT IS ON FILE AT THE PRINCIPAL OFFICE OF THE
CORPORATION. THE AGREEMENT PROVIDES, AMONG OTHER THINGS, FOR
CERTAIN RESTRICTIONS ON TRANSFER AND REPURCHASE OPTIONS AND
OBLIGATIONS TO SELL THE SHARES OF STOCK EVIDENCED BY THIS
CERTIFICATE FOR A DESIGNATED PURCHASE PRICE UPON CERTAIN EVENTS.
BY ACCEPTING THE SHARES OF STOCK EVIDENCED BY THIS CERTIFICATE
THE HOLDER AGREES TO BE BOUND BY SUCH AGREEMENT.

THE CORPORATION IS AUTHORIZED TO ISSUE MORE THAN ONE CLASS OF
STOCK. UPON WRITTEN REQUEST TO THE SECRETARY OF THE CORPORATION,
THE CORPORATION WILL FURNISH WITHOUT CHARGE TO THE HOLDER OF
THIS CERTIFICATE, A STATEMENT OF THE POWERS, DESIGNATIONS,
PREFERENCES AND RELATIVE, PARTICIPATING, OPTIONAL, OR OTHER
SPECIAL RIGHTS OF EACH CLASS OF STOCK OR SERIES THEREOF THAT THE
CORPORATION IS AUTHORIZED TO ISSUE AND THE QUALIFICATIONS,
LIMITATIONS OR RESTRICTIONS OF SUCH PREFERENCES AND/OR RIGHTS.

Debt (§ 227.201 (p))

Loan Issuer: Open Source Loan
Amount (USD): 900000
Interest Rate: 3.07%
Issued Date: 10/5/2018
Maturity Date: 12/31/2023

Loan Issuer: EIDL

```
Amount (USD):  59100
Interest Rate: 3.75%
Issued Date:   7/5/2020
Maturity Date: 7/5/2050

Loan Issuer:   Anspar Foundation
Amount (USD):  75000
Interest Rate: 7%
Issued Date:   12/31/2019
Maturity Date: 12/31/2021

Loan Issuer:   Anspar Foundation
Amount (USD):  150000
Interest Rate: 7%
Issued Date:   2/14/2020
Maturity Date: 2/14/2025

Loan Issuer:   Anspar Foundation
Amount (USD):  275000
Interest Rate: 7%
Issued Date:   6/9/2020
Maturity Date: 6/9/2025

Loan Issuer:   Anspar Foundation
Amount (USD):  500000
Interest Rate: 7%
Issued Date:   10/27/2020
Maturity Date: 10/27/2025

Loan Issuer:   Heartwood Continuum Living Trust Dated May 3,
2018, a Living Trust with Trustees Michael Craig Lewis and Amy
Kathleen Boyle
Amount (USD):  40000
Interest Rate: 5%
Issued Date:   11/22/2021
Maturity Date: 01/01/2023, or upon the Borrower's receipt of
investments or loans totaling over $1.5 million, whichever comes
first.
```

Loan Issuer: Heartwood Continuum Living Trust Dated May 3, 2018, a Living Trust with Trustees Michael Craig Lewis and Amy Kathleen Boyle
Amount (USD): 200000
Interest Rate: 5%
Issued Date: 11/22/2021
Maturity Date: 01/07/2022, or upon the Borrower's receipt of the next disbursal pursuant to a U.S. Small Business Administration Economic Injury Disaster Loan.

Loan Issuer: Mycroft 2019 Convertible Note Series
Total Principal Amount: 205000
Number of Notes: 9
Interest Rate: 5%
Issued Dates: Varies throughout 2019 and 2020
Maturity Date: 12/31/2021

Exempt offerings 2019-2021 (§ 227.201 (q))

In 2021 the company offered Series Seed 2 Preferred Stock to qualified investors under the Regulation D and Regulation Crowdfunding exemptions. Series Seed 2 Stock is as described above. A total of 663,485 shares were sold under Regulation D and 229,578 under Regulation Crowdfunding. 100% of the proceeds were used for product development and operating costs.

In 2019 and 2020 the company offered Series Seed Preferred Stock to qualified investors under the Regulation D exemption. Series Seed Stock is as described above. A total of 2,079,528 shares were sold. 100% of the proceeds were used for product development and operating costs.

Related party transactions (§ 227.201 (r))

Transactions in 2021 that exceeded 5% of the amount raised through Reg-CF in the 12-months prior to that transaction that involved the officers, directors, owners of 20% of more voting equity, or their families:

Transaction: Loan Conversion to Series Seed 2 Preferred Shares

Entity: The Heartwood Continuum Living Trust Dated May 3, 2018,
a Living Trust with Trustees Michael Craig Lewis and Amy
Kathleen Boyle
Amount(USD): 249998.60
Conversion Date: 08/05/2021

Transaction: Convertible Note
Entity: Heartwood Continuum Living Trust Dated May 3, 2018, a
Living Trust with Trustees Michael Craig Lewis and Amy Kathleen
Boyle
Amount (USD): 40000
Interest Rate: 5%
Issued Date: 11/22/2021
Maturity Date: 01/01/2023, or upon the Borrower's receipt of
investments or loans totaling over $1.5 million, whichever comes
first.

Transaction: Convertible Note
Entity: Heartwood Continuum Living Trust Dated May 3, 2018, a
Living Trust with Trustees Michael Craig Lewis and Amy Kathleen
Boyle
Amount (USD): 200000
Interest Rate: 5%
Issued Date: 11/22/2021
Maturity Date: 01/07/2022, or upon the Borrower's receipt of the
next disbursal pursuant to a U.S. Small Business Administration
Economic Injury Disaster Loan.

Financial Condition (§ 227.201 (s))

The company operated in 2021 largely based on $1,100,793 in
equity financing from the Regulation D raise and $554,158 in
equity financing from the Regulation Crowdfunding raise. The
company also operated based on equity financing from The
Heartwood Continuum Living Trust Dated May 3, 2018 in the amount
of $240,000. Additionally, government loans from the PPP and
EIDL programs were used. The company remains in a product
development phase and as of December 31, 2021, the company had
$97,985 from Mark II pre-sales. As such, it is entirely

dependent on future sales and future equity or debt financing
for continued operations.

Financial Statements (§ 227.201 (t))

See Attachment A

Compliance (§ 227.201 (x))

The required 2019 C-AR was not submitted in a timely manner due
to miscommunication between the company and the regulation CF
platform.

Clarifications (§ 227.201 (y))

None.

***

Pursuant to the requirements of Sections 4(a)(6) and 4A of the
Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 *et
seq*.), the company certifies that it has reasonable grounds to
believe that it meets all of the requirements for filing this
Form C-AR and has caused this Form to be signed on the company's
behalf by the duly authorized undersigned.

The company also certifies that the financial statements of
Mycroft AI, Inc. included in this Form are true and complete in
all material respects.



_____
Michael Lewis
CEO
29 April 2022

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Attachment A

Mycroft AI Financial Statements

Unaudited

2021 Balance Sheet
2021 Profit and Loss

Audited

2019 - 2020 Mycroft AI Audit

10:10 PM
01/18/21
Accrual Basis

Mycroft AI, Inc
Balance Sheet
As of December 31, 2020

	Dec 31, 20
ASSETS	
Current Assets	267,788.57
Fixed Assets	10,294.17
Other Assets	1,323,404.06
TOTAL ASSETS	**1,601,486.80**
LIABILITIES & EQUITY	
Liabilities	3,342,636.98
Equity	
Equity	4,375,170.37
Retained Earnings	-4,746,787.86
Net Income	-1,369,532.69
Total Equity	-1,741,150.18
TOTAL LIABILITIES & EQUITY	**1,601,486.80**

10:13 PM
01/18/21
Accrual Basis

Mycroft AI, Inc
Profit & Loss
January through December 2020

	Jan - Dec 20
Ordinary Income/Expense	
Income	52,565.27
Cost of Goods Sold	47,235.97
Gross Profit	5,329.30
Expense	
Facilities	54,912.02
Personnel Expenses	740,276.80
Other Expense	518,783.42
Total Expense	1,313,972.24
Net Ordinary Income	-1,308,642.94
Other Income/Expense	
Other Income	569.10
Other Expense	61,458.85
Net Other Income	-60,889.75
Net Income	**-1,369,532.69**

MYCROFT AI INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019



INDEPENDENT AUDITOR'S REPORT

May 17, 2021

To: Board of Directors, MYCROFT AI INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of MYCROFT AI INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, stockholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

May 17, 2021

MYCROFT AI INC.
BALANCE SHEETS
As of December 31, 2020, and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 227,005	$ 117,431
Accounts receivable	8,000	2,569
Other current assets	36,833	19,916
Total Current Assets	271,839	139,916
Non-Current Assets		
Fixed assets, net	10,294	31,923
Intangible assets, net	883,205	951,473
Other receivables	438,792	0
TOTAL ASSETS	**$ 1,605,537**	**$ 1,123,312**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts payable	$ 39,656	$ 11,718
Deferred revenue	922,502	481,355
Other current liabilities	--	(15,643)
Total Current Liabilities	962,158	477,430
Non-Current Liabilities		
Loans payable	2,297,700	1,155,000
Accrued interest payable	86,837	27,947
TOTAL LIABILITIES	**3,346,695**	**1,660,377**
Shareholders' Equity		
Common stock, voting (7,209,242 shares outstanding as of December 31, 2020)	20,000	20,000
Common stock, non-voting (6,681,233 shares outstanding as of December 31, 2020), net of offering costs	847,037	847,037
Series Seed Preferred stock (2,079,528 shares outstanding as of December 31, 2020)	3,508,134	3,333,133
Accumulated deficit	(6,116,329)	(4,737,235)
TOTAL SHAREHOLDERS' EQUITY	**(1,741,158)**	**(537,065)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 1,605,537**	**$ 1,123,312**

MYCROFT AI INC.
STATEMENT OF OPERATIONS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 52,565	$ 151,595
Less: Cost of goods sold	47,236	27,121
Gross Profit	5,329	124,475
Operating Expenses:		
General and administrative	1,077,969	1,555,992
Research and development	139,487	-
Sales and marketing	17,002	18,036
Total Operating Expenses	1,234,458	1,574,028
Net operating income	(1,229,129)	(1,449,553)
Other Expense:		
Depreciation (expense)	(4,305)	(5,623)
Amortization (expense)	(77,196)	(76,511)
Interest (expense)	(58,902)	(36,957)
Inventory reserve	-	(65,728)
Net Loss	$ (1,369,532)	$ (1,634,372)

MYCROFT AI INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock, voting $	Common Stock, non-voting $	Preferred Stock (Series Seed) $	Accumulated Equity (Deficit)	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2019	$ 20,000	$ 747,821	$ 2,590,432	$ (2,982,625)	$ 375,627
Issuance of shares, net of offering costs		99,216	2,888		102,103
Conversion of notes payable to series seed shares			739,815		739,815
Non-cash adjustments				(120,238)	(120,238)
Net Loss				(1,634,372)	(1,634,372)
Balance as of December 31, 2019	$ 20,000	$ 847,037	$ 3,333,133	$ (4,737,235)	$ (537,065)
Issuance of shares			175,000		6
Prior period adjustment				(9,553)	3,969
Net Loss				(1,369,541)	(1,476)
Balance as of December 31, 2020	$ 20,000	$ 847,037	$ 3,508,134	$ (6,116,329)	$ (1,741,158)

MYCROFT AI INC.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (1,369,541)	$ (1,634,372)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	81,501	82,134
Changes in operating assets and liabilities:		
(Increase) Decrease in accounts receivable	(5,431)	2,101
(Increase) Decrease in other current assets	(19,481)	41,819
(Increase) Decrease in other receivables	(438,792)	-
Increase (Decrease) in accounts payable	27,938	(60,028)
Increase (Decrease) in deferred revenue	441,147	16,707
Increase (Decrease) in other current liabilities	15,643	(27,071)
Increase (Decrease) in accrued interest payable	58,890	14,796
Net Cash Used In Operating Activities	(1208,126)	(1,563,914)
Cash Flows From Investing Activities		
None	-	-
Net Cash Used In Investing Activities	-	-
Cash Flows From Financing Activities		
Proceeds of notes	1,142,700	1,230,773
Proceeds from issuance of stock	175,000	102,103
Net Cash Provided By Financing Activities	1,317,700	1,332,876
Net Change In Cash	109,574	(231,038)
Cash at Beginning of Period	117,431	348,469
Cash at End of Period	$ 227,005	$ 117,431

MYCROFT AI INC.
NOTES TO THE FINANCIAL STATEMENTS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report

NOTE 1 - NATURE OF OPERATIONS

MYCROFT AI INC. ("the Company") is a corporation organized under the laws of the State of Delaware on February 1, 2016. The Company is headquartered in Missouri. The Company develops voice assistant software using an open source model and sells hardware reference devices to consumers and businesses globally.

Since inception, the Company relied on raising convertible loans, issuances of equity and operations to fund its business. The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 10 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $227,005 and $117,431 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered.   Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. As of December 31, 2020, and 2019, the Company had $8,000 and $2,569 in accounts receivable, respectively. The Company has not accrued for any bad debts as of these dates.   Additionally, the Company has $438,792 in long-term receivables from commitments made by customers where the cash has not been

collected yet. The Company recorded these amounts as deferred revenue.

Sales Taxes
Various states impose a sales tax on the Company's sales to non-exempt customers. The Company collects the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained fixed assets with a net book value of $10,294 and $31,923 as of December 31, 2020 and 2019, respectively. These fixed assets have accumulated depreciation totaling $124,672 and $107,352 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets

created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has two classes of Common Stock, voting and non-voting, and a class of Preferred Stock.

Reg CF Securities Offering
During 2019 and 2018, the Company issued non-voting Common Stock securities under an offering exempt from registration under Regulation CF totaling approximately $1,070,000 before considering the costs of the offering.

Reg D Securities Offering
In 2019 and 2020 the company offered Series Seed Stock to qualified investors under the Regulation D exemption. Series Seed Stock is as described above. A total of 2,079,528 shares were sold. 100% of the proceeds were used for product development and operating costs.

NOTE 5 –DEBT

Long-Term Notes
The Company has issued approximately $2,297,700 and $1,155,000 of promissory notes as of December 31, 2020 and 2019, respectively. The primary creditors of the Company as of December 31, 2020 is the Anspar Foundation who is owed tranches of notes bearing 7 percent interest per annum with repayment due between 2021 and 2025 totaling $1,000,000. Additionally, the Company owes $900,000 on the Open Source Loan which bears interest at 3.07 percent per annum and is due in 2023. The Company has other creditors for the remaining balance disclosed as a long-term loan payable.

Payroll Protection Program and Economic Injury Disaster Loans
In 2020, as a result of the COVID-19 pandemic and as authorized by the CARES Act of 2020, the Company obtained a loan for approximately $133,600 under the Paycheck Protection Program. This loan is forgivable if certain payroll targets are met and the Company fully expects to meet those regulatory thresholds for forgiveness. Additionally, the Company borrowed $59,100 under the Economic Injury Disaster Loan which matures in 30 years and bears 3.75 percent per annum.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters
The Company is embroiled in a lawsuit as a defendant with a non-practicing entity regarding alleged patent infringement by the Company.

The Company is the defendant in a patent suit filed by a patent abuser in Texas. This case is currently stayed pending the outcome of two *inter partes* reviews filed with the Patent Trademark Adjudication Board. The Company is confident that the plaintiff's patents, upon which the company's products do not infringe in any case, are invalid and will be declared thus in upcoming reviews before the USPTO's Patent Trial and Review Board.

The company decided to challenge the lawsuit, despite the additional expense over paying the demanded license fees, to dispute these wreckless allegations to protect our reputation and the open-source software development community as a whole. At this time, the Company cannot reasonably estimate the likelihood or exposure of an outcome to this lawsuit.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
The Company does not have any material related party transactions.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF. The securities offering will be listed with StartEngine and they will receive compensation for the listing commensurate with its standard terms.

Management's Evaluation
Management has evaluated subsequent events through May 17, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.